Regulatory Announcement

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Company	C&C Group Plc
TIDM	CCR
Headline	Director/PDMR Shareholding
Released	15:13 27-Oct-05
Number	2637T

REFERENCE No: 82-34854

[redacted]

05012236

RECEIVED
2005 NOV -3 A 10:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO

SUPPL

All relevant boxes should be completed in block capital letters.

1. Name of company C & C Group plc	2. Name of director John Hogan
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest John Hogan	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) John Hogan
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) N/A	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary Purchase of Shares

PROCESSED
NOV 03 2005
THOMSON FINANCIAL

7. Number of shares/amount of stock acquired **4,900 ORDINARY SHARES OF E0.01 EACH**	8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) 0.00%	9. Number of shares/amount of stock disposed N/A	10. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) N/A
11. Class of security **ORDINARY SHARES OF E0.01 EACH**	12. Price per share E5.15	13. Date of transaction **27 OCTOBER 2005**	14. Date company informed **27 OCTOBER 2005**

15. Total holding following this notification **9,715 ORDINARY SHARES OF E0.01 EACH**	16. Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage) 0.00%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant **N/A**	18. Period during which or date on which exercisable **N/A**
19. Total amount paid (if any) for grant of the option N/A	20. Description of shares or debentures involved: class, number N/A
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise N/A	22. Total number of shares or debentures over which options held following this notification N/A

23. Any additional information N/A	**24.** Name of contact and telephone number for queries Noreen O'Kelly **PHONE: +353 1 616 1100**

25. Name and signature of authorised company official responsible for making this notification

NOREEN O'KELLY, CO SECRETARY

Date of notification 27 Oct. 05